FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s proxy statement and proxy card to shareholders dated March 26, 2004.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher V.P. Financial Planning and Treasury

Dated: March 31, 2004

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on April 29, 2004

To our Shareholders:

The Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on April 29, 2004, at 10:00 a.m. local time (the “Meeting”) for the following purposes:

1.	Reporting on business for the year ended December 31, 2003 and receiving and considering the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2003.

2.	Approving an amendment to the Articles of Association of the Company to reduce the minimum number of directors required to serve on the board of directors from seven to five.

3.	Re-electing certain members to the board of directors.

4.	Approving the issuance and annual renewal and maintenance of the Company’s directors and officers’ insurance policy with a $10 million limit.

5.	Approving the increase of the authorized share capital of the Company in an amount of NIS 2,000,000, par value of NIS 0.20 per share to be divided into 10,000,000 ordinary shares.

6.	Amending the directors’ compensation for attending board or committee meetings such that each director shall receive an additional $300 for each board or committee meeting attended which extends beyond four hours.

7.	Approval of a clarification of the consulting agreement between the Company and a company controlled by the chairman of the board of directors of the Company, which agreement had been approved by the shareholders at the September 15, 2003 General Meeting of Shareholders.

8.	Reappointing Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorizing the board of directors to determine the basis of their compensation.

        Pursuant to our articles of association, the board of directors has fixed the close of business on March 31, 2004 as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

        You are cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting. However, you may instead vote your ordinary shares by proxy as further explained in the attached Proxy Statement. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Meeting and mail it to the address shown on the enclosed proxy. Only proxies that will be received at the indicated address no later than 12:00 p.m., New York City time, on April 27, 2004, will be deemed received in a timely fashion and the votes therein shall be recorded. No postage is required if mailed in the United States. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

        Joint holders of ordinary shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names are registered in the Company’s share register.

By Order of the Board of Directors, SHLOMO RODAV Chairman of the Board of Directors

March 26, 2004

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on April 29, 2004

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat” or the “Company”), par value NIS 0.20 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on April 29, 2004, at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). The Notice of Meeting, this Proxy Statement and the proxies solicited hereby are first being sent or delivered to our shareholders on or about March 31, 2004. Unless the context otherwise requires, references in this Proxy Statement to “Gilat”, the “Company”, “we” or “our” refer to Gilat Satellite Networks Ltd.

        At the Meeting, our shareholders will be asked to:

(i)	Receive and consider a report concerning the Company’s business for the year ended December 31, 2003 and the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2003.

(ii)	Approve an amendment to the Articles of Association of the Company to reduce the minimum number of directors required to serve on the board of directors from seven to five.

(iii)	Re-elect certain members to the board of directors.

(iv)	Approve the issuance and annual renewal and maintenance of the Company’s directors and officers’ insurance policy with a $10 million limit.

(v)	Approve the increase of the authorized share capital of the Company in an amount of NIS 2,000,000, par value of NIS 0.20 per share to be divided into 10,000,000 ordinary shares.

(vi)	Approve an amendment to the directors’ compensation for attending board or committee meetings such that each director shall receive an additional $300 for each board or committee meeting attended which extends beyond four hours.

(vii)	Approve a clarification of the terms of the consulting agreement between the Company and a company controlled by the chairman of the board of directors of the Company, which agreement had been approved by the shareholders at the September 15, 2003 General Meeting of Shareholders.

(viii)	Reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders; and authorize the board of directors to determine the basis of their compensation.

        Voting at the Meeting

        Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders included with this Proxy Statement. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

        Shareholders who hold their ordinary shares in “street name”, through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

        Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

        Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, brokers may vote such shares on behalf of their clients with respect to “routine” matters (such as the election of directors or appointment of auditors), but not with respect to “non-routine” matters. As the proposals to be acted upon at the meeting include both routine and non-routine matters, brokers may turn in a proxy card for uninstructed shares that vote “FOR” the routine matters, and expressly stating that the brokers are not voting on non-routine matters. This express statement is called a “broker non-vote”. For purposes of determining whether any of the matters submitted to shareholders have been approved, broker non-votes will be excluded from the number of shares deemed to have voted on such matters at the Meeting. Accordingly, broker non-votes will not affect the voting on any such matters, although broker non-votes will be counted to determine if a quorum is present.

        Solicitation of Proxies

        We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Revocation of Proxy

        Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

(i)	delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

(ii)	duly executing a subsequent proxy relating to the same shares and delivering it to us before the time fixed for the Meeting; or

(iii)	attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

        Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 12:00 p.m., New York City time, on April 27, 2004, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, Attention: Carolyn O’Neill.

        Shareholders Entitled to Vote

        Only holders of record of ordinary shares at the close of business on March 31, 2004, are entitled to receive notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

        Required Votes

        The resolutions being proposed to the shareholders, except for the proposed amendments to the Company’s Articles of Association, all require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting. Amending the Company’s Articles of Association requires the affirmative vote of holders of at least seventy-five (75%) of our ordinary shares voted on in person or by proxy at the Meeting. The votes of all shareholders voting on the matter, in person or by proxy, will be counted. The count shall not take abstentions into account.

        Quorum

        The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-third of the voting power of the Company, is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-third of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

        Shares Outstanding

        As of March 15, 2004, the Company had 22,225,146 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

        AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

I.	PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of March 15, 2004 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group. The information in this table is based on 22,225,146 ordinary shares outstanding as of March 15, 2004. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

Bank Hapoalim B.M (1)(2)	3,302,428	14.86
Eliezer Fishman (1)(4)	2,996,259	13.48
Israel Discount Bank Ltd. (1)(3)	1,833,518	8.25
All officers and directors as a group
(28 persons)	250,934	1.13

(1)	Based on Schedule 13D filings and reports provided to the Company.

(2)	As of March 15, 2004, the Company has an outstanding loan from Bank Hapoalim B.M. in the approximate amount of $71.4 million.

(3)	As of March 15, 2004, Israel Discount Bank Ltd. has outstanding performance guarantees to the Company in the approximate aggregate amount of $13.3 million.

(4)	Mr. Fishman, directly and through members of the Fishman family, beneficially owns Gilat ordinary shares through the following entities (which hold Gilat ordinary shares directly or indirectly through other companies): Fishman Family Properties Management (1988) Ltd. (“FFPM”), Fishman Chains Ltd. (“FC”), Fishman Mifalei Kerur Ltd. (“FMK”), E.T. Fishman Properties (1998) Ltd. (“ETFP”), Hashkaot Kedaiot Ltd. (“HK”), and Fish Et Ltd. (“FE”), all of which are incorporated in Israel. Mr. Fishman, directly and through members of the Fishman family, is the sole shareholder of FFPM, ETFP, HK, and FE and owns 97.5% of FC and 98% of FMK.

II.	CONSIDERATION OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

        Our board of directors recommends that the shareholders receive and consider the Auditors’ Report and the Consolidated Financial Statements of Gilat for the fiscal year ended December 31, 2003 attached hereto as Exhibit A.

PROPOSAL NO. 1

        At the Meeting, our board of directors will propose that the following resolution be adopted:

“RESOLVED, that the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003, be, and the same hereby are, and each hereby is, received and considered.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

III.	APPROVAL OF THE REDUCTION OF THE MINIMUM NUMBER OF DIRECTORS REQUIRED TO SERVE ON THE BOARD OF DIRECTORS FROM SEVEN TO FIVE

        Our articles of association currently provide that each beneficial owner of seven percent (7%) or more of the issued and outstanding ordinary shares of the Company shall be entitled to appoint one (1) individual to the Company’s board of directors (an “Appointed Director”). The articles of association further provide that in the event fewer than four Appointed Directors are expected to be appointed, the total number of directors shall be seven.

        Our board of directors recommends that in all events, and in no relation to the expected number of Appointed Directors, the minimum number of directors should be five.

        The board of directors believes that a decrease in the minimum number of directors required to serve on the board of directors as explained above would enable the board to function efficiently and economically, while still protecting the rights of all of the shareholders of the Company.

PROPOSAL NO. 2

        At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED,to replace the first sentence of Article 39(f) of the Company’s Articles of Association, such that the first sentence of Article 39(f) shall read as follows:

“(f) In addition to the election of the Appointed Directors, the majority of the shareholders represented in person or by proxy at the Annual General Meeting will elect Directors, including Outside Directors as required by the Law, such that the total number of directors (including the Appointed Directors) actually appointed shall be not more than nine and not less than 5.”"

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

IV.	ELECTION OF DIRECTORS

        Each of our directors, with the exception of our external directors who serve a three-year term, serves an approximately one-year term from one annual general meeting to the next. As such, we need to nominate for election a new slate of directors that, together with the external directors, will constitute the entire board of directors of Gilat. All of the four directors to be elected are currently serving as directors and are standing for re-election. It is the intention of the persons named in the proxy to vote for the election of the nominees named below. Gilat is unaware of any reason why any of the nominees, if elected, should be unable to serve as a director. If any of such nominees are unable to serve, the persons named in the proxy will vote the shares FOR the election of such other nominees as the board of directors of Gilat may propose. All nominees listed below have advised the board of directors of Gilat that they intend to serve as director if elected.

PROPOSAL NO. 3

        At the meeting, the board of directors will propose that the following resolution be adopted:

“RESOLVED, that the election of each of the nominees for election to the board of directors, as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated March 26, 2004, be, and hereby is, approved.”

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

      Nominees for the Board of Directors of the Company

        The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

NAME	AGE

Shlomo Rodav(1)	55
Robert Bednarek(2)	58
Gideon Chitayat(3)	65
Pinchas Buchris(4)	48

    (1)              Shlomo Rodav has served as Chairman of our board of directors since April 2003. He provides services to our company as a consultant and as Chairman of the board of directors through a consulting agreement between Gilat and Israel Literage & Supply Company Ltd. Mr. Rodav is the indirect owner, director, chairman and/or chief executive officer of numerous companies engaged in the investment, environment, infrastructure, food, hi-tech and other fields. Mr. Rodav has served as a director since 1996 of Israel Coldstorage & Supply Co. Ltd., a public company, and in an array of private companies including Torrel Investments Ltd. and Torrel-Crown (Israel) Ltd., Metzad Ateret Ltd., Waste Management (W.M.) Israel Ltd., Nymphaea A.A. Ltd., Tapoogan Industries Ltd., Jaf-Ora Ltd., Jafora-Tabori Ltd. and others. Mr. Rodav served in the past as a director of numerous other companies, including, among others, Extent and Cellonet for which a receiver was appointed in May 2000 and January 2001, respectively. Mr. Rodav holds an M.B.A. from Columbia University and a B.A. from Tel Aviv University.

    (2)              Robert Bednarek was appointed as a director by our the board of directors in June 2003 and had served on Gilat’s board in the past. Mr. Bednarek is the Executive Vice President Corporate Development and a member of the Executive Committee of SES-GLOBAL. Previously he was the Executive Vice-President and Chief Technology Officer of PanAmSat Corporation. Mr. Bednarek holds a B.Sc. degree in engineering from the University of Florida.

    (3)              Gideon Chitayathas served as the President and Chief Executive Officer of General Management and Business Strategy Consultant (GMBS) Ltd. since 1985. Mr. Chitayat serves and served in the past as a consultant to chief executive officers and to chairmen of boards of directors of several leading Israeli companies and entities in diversified fields in Israel. His main area of consultancy is competitive strategy. Among those companies and entities are Teva Pharmaceutical Industries Ltd., Amdocs Israel, Bank Mizrahi Ltd., Pele-Phone Cellular Communication Ltd., Ackerstein Ltd., Israel Railways, El-Op Electro Optics Industries Ltd., Israel Electric Corporation Ltd., Bank Leumi Le-Israel B.M., Osem Food Corporation Ltd. and Israel Chemicals Ltd. Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M. and Mishkan Mortgages Bank, both of which are public companies, as well as of Israel Aircraft Industries and Hapoalim U.S. Holding. Mr. Chitayat served in the past on the boards of directors of many leading public and private companies and entities, including Cellcom Israel Ltd., Africa-Israel Investment Company and its subsidiaries, Oil Refineries Ltd., Ihud Insurance Ltd., Tadiran Consumer and Electric Products Ltd., Migdal Insurance Company, Bezeq – Israel Telephone Corporation and others. Mr. Chitayat holds a Ph.D. and an M.A. in Business and Applied Economics from the Wharton School of the University of Pennsylvania, and a M.B.A. (with honors) and B.A. (in Economics) from the Hebrew University in Jerusalem. Mr. Chitayat was Senior Adjunct Professor at the Recanati Graduate School of Business Administration in the Tel Aviv University and held numerous academic positions in the past, including at the Wharton School of the University of Pennsylvania, at the Jerusalem School of Business Administration of the Hebrew University in Jerusalem and at Harvard Business School. Mr. Chitayat has published numerous articles and a book on corporate, boards of directors and business issues.

        Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M. and of its subsidiary, Hapoalim U.S. Holding. Bank Hapoalim B.M. is a principal shareholder and a creditor of Gilat. Pursuant to our Articles of Association, Bank Hapoalim B.M. has the right to appoint a director to our board of directors. Mr. Chitayat was nominated at the request of Bank Hapoalim B.M.

    (4)              Pinchas Buchris joined the Gilat board of directors in November 2003. Since January 2003, Mr. Buchris has been a Venture Partner in Apax Israel, a venture capital firm, and acts as a special advisor to several technology start-ups and companies. As Brigadier General (Res.), for the past 15 years, he has headed an array of technology units within the Israeli Defense Corps, culminating with his being appointed head of the main intelligence technology unit. Mr. Buchris completed the Advanced Management Program at Harvard Business School.   He holds an MBA and a BSc in computer science from the Technion Technology Institute in Haifa. In 1993, Mr. Buchris was awarded the Israel Security Award, a most prestigious national award given in Israel.

      Board Practices

        Our directors, except for the external directors, are currently elected at the annual shareholders’ meeting to serve until our next annual meeting of the shareholders and until their respective successors are elected and qualified, unless any office is vacated earlier under any relevant provisions of our articles of association. Our articles of association currently in effect provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the board of directors). Our articles of association provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

        Alternate Directors

        Our articles of association provide that a director may appoint, by written notice to us and subject to the consent of the board of directors, any individual (subject to certain limitations under the Companies Law) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of term or vacation of office of the appointing director. Currently, no alternate directors have been appointed.

        Board Compensation

        The members of the board of directors (excluding the current Chairman of the board of directors) who are not employees of the Company receive annual compensation in the amount of $10,000 plus $300 for each board or committee meeting attended, provided that the board member is a member of such committee. (Please see Item VII below for information regarding a proposed change to this compensation).

        As additional remuneration for their services as directors on our board of directors, each non-employee director is granted options for the purchase of 6,066 shares from the 2003 Section 102 Plan.

        External Directors

        Under the Israeli Companies Law (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as our Company, are treated as public companies with respect to the external directors requirement. External directors may not have, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with the public Company, with those of its shareholders who are controlling shareholders at the time of appointment or with any entity controlled by the Company or by its controlling shareholders, during the 2 years preceding their appointment. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.

        External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

        Any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

        Our external directors appointed at the Annual General Meeting held on April 15, 2003 are Ms. Linda Harnevo and Mr. David Milgrom.

        Audit Committee

        The Companies Law also provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include, but are not limited to, identifying irregularities in the management of the Company’s business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the Company’s external directors. However, the chairman of the board of directors, any director employed by the Company or providing services to the Company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

        Pursuant to the current listing requirements of the Nasdaq National Market, we are required to establish an audit committee, at least a majority of whose members are independent of management. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) has issued new rules which would, among other things, require Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has proposed rules that would comply with the SEC’s requirements and which are expected to be applicable to us as of July 31, 2005.

        Under the final rules adopted by the SEC, an issuer is required to disclose in its annual report, beginning with the annual report for 2003, whether or not such issuer has at least one audit committee financial expert.

        Presently, our audit committee consists of Mr. Milgrom, Ms. Harnevo and Mr. Chitayat. We believe that these appointments comply with the requirements of the Companies Law and with the SEC and Nasdaq rules, and that both Mr. Chitayat and Mr. Milgrom qualify to serve as the audit committee’s financial expert, as required by the SEC and Nasdaq.

        Stock Option Plans

        In January 1993, we adopted the Stock Option Plan (Incentive and Restricted Stock Options), or the “1993 ISO/RSO Plan” and Section 102 Option/Restricted Stock Purchase Plan, or the “1993 Section 102 Plan” (collectively, the “1993 Plans”). The 1993 Plans provided for the granting of options and/or rights to purchase (in the case of the 1993 Section 102 Plan) up to an aggregate of 15,925 ordinary shares to our officers, directors, key employees or consultants or any of our subsidiaries. These plans expired January 2003.

        In June 1995, we adopted the 1995 Stock Option Plan (Incentive and Restricted Stock Options), or the “1995 ISO/RSO Plan”, which currently provides for the granting of incentive and restricted stock options for the purchase of up to 197,000 ordinary shares; the 1995 Section 102 Stock Option/Stock Purchase Plan, or the “1995 Section 102 Plan”, which provides for the granting of options to purchase up to 296,000 ordinary shares; and the 1995 Advisory Board Stock Option Plan, or the “1995 Advisory Board Plan”, which provides for the granting of options to purchase up to 7,500 ordinary shares and collectively, the “1995 Plans”. The 1995 Plans will expire on June 29, 2005, unless terminated earlier by our board of directors.

        In April 2001, Gilat initiated a voluntary stock option exchange program for its employees, or the “Option Exchange Program”. Under the program, employees of Gilat and its subsidiaries who were granted options under Gilat’s stock option plans were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date pursuant to the terms of Gilat’s Plans. The exercise price of these new options is $77.2, the fair market value of Gilat’s ordinary shares as reported by Nasdaq on the date the options were granted. In November 2001, the Company granted the new options under the Option Exchange Program. Options for a total of 322,183 ordinary shares were tendered for cancellation and were cancelled as of May 24, 2001.

        As of December 31, 2003, we had granted options to purchase a total of 14,149 ordinary shares under the 1993 Plans and 276,677 ordinary shares under the 1995 Plans. The exercise prices for such options vary from $7.80 to $3,197.50 and all such options expire at various times from November 2003 to February 2013. As of December 31, 2003, options under the 1993 Plans and the 1995 Plans totaling 69,643 shares have been exercised.

        In September 2003, we adopted the 2003 Stock Option Plan (Incentive and Restricted Stock Options), or the “2003 ISO/RSO Plan” and the Section 102 Stock Option Plan 2003, or the “2003 Section 102 Plan” and collectively, the “2003 Plans”. The 2003 Plans provide for the granting of options of up to an aggregate of 1,500,000 ordinary shares to our officers, directors, employees or service providers or any of our subsidiaries. As of March 15, 2004, we had granted options to purchase a total of 1,370,420 ordinary shares under the 2003 Plans.

        The purpose of the various Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat. In addition, the 2003 ISO/RSO Plan is designed to afford qualified optionees certain tax benefits available under the United States Internal Revenue Code of 1986, as amended (the “Code”). The 2003 Section 102 Plan is designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance.

        The 2003 Plans are administered by a Stock Option Committee appointed by our board of directors. The Stock Option Committee, currently comprised of Mr. Buchris and Ms. Harnevo, has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 2003 Plans. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note. All grants of options pursuant to the 2003 Section 102 Plan are subject to the approval of the board of directors.

        Stock options issued as incentive stock options pursuant to the 2003 ISO/RSO Plan will only be granted to the employees of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to the 2003 ISO/RSO Plan must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). Unless otherwise provided in an option agreement, the price per share under options awarded pursuant to the 2003 Plans shall be the higher of (i) $5.00 per share; and (ii) the fair market value of the shares, as of the date of the option grant.

        Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued.

        In addition, two of our executives have been granted options outside of our stock option plans, in an aggregate amount of 375,000 shares. The exercise price is $5.00 a share, and the shares vest over a 3-year period.

V.	APPROVAL OF THE ISSUANCE AND ANNUAL RENEWAL AND MAINTENANCE OF THE COMPANY’SD&O INSURANCE POLICY

        Our board of directors recommends that the shareholders approve the decision to renew and continue to maintain each year directors and officers’ insurance with the fundamental terms described herein. The Company’s insurance coverage for the year ended March 2004 has been renewed with a limit of liability of $10 million. The fundamental terms of the policy are not materially different from the terms of the previous year’s coverage.

        The policy provides coverage to the Company’s officers and directors for claims made (including defense costs) and judgments rendered against such insured persons arising from acts connected to their service as directors or officers of the Company, and contains such standard exclusions as for violations of the Foreign Corrupt Practices Act and insider trading. If the Company is permitted or obliged to indemnify the directors and/or officers for their acts, the policy provides that the insurer will indemnify the Company for these amounts. The policy also covers security claims made by shareholders in respect of alleged wrongful acts of the Company.

        The board of directors believes that such coverage is in the best interests of the Company because, among other things, (i) it enables the Company to attract and retain quality directors and officers by providing adequate insurance to cover them if they are sued personally for their corporate acts; (ii) it helps to create a corporate culture for the necessary decision making, by providing peace of mind to the officers and directors’ and (iii) it eases the burden of lawsuits brought against directors and officers, which, notwithstanding the merits or lack thereof, are time consuming, disruptive, and expensive. The board of directors believes that the current coverage is sufficient given the Company’s current trading price and market cap.

PROPOSAL NO. 4

        At the Meeting, the Board of Directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED,that the Company continue to maintain directors’ and officers’ insurance policies, with the coverage amount of $10 million for the period beginning March 6, 2004 and ending March 5, 2005, and continuing thereafter year-after-year per renewal of the same or substantially similar insurance policy at substantially the same coverage, which policy shall insure all directors and officers as may be serving from time to time, including directors and officers whose service has terminated for any reason, against any insurable event deriving from or connected to their service as directors or officers in the Company at any time during their service in the Company, provided that such insurance coverage is permitted by law.”

        Upon receipt of a properly signed and dates proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

VI.	APPROVAL OF AN INCREASE IN THE AUTHORIZED SHARE CAPITALOF THE COMPANY IN AN AMOUNT OF NIS 2,000,000, PAR VALUE OF NIS 0.20 PER SHARE, TO BE DIVIDED INTO 10,000,000 ORDINARY SHARES

        Our authorized share capital is currently NIS 5.5 million, and is comprised of 27,500,000 ordinary shares, par value NIS 0.20 per share, out of which 22,225,146 ordinary shares are issued and outstanding as of March 15, 2004 and 1,591,603 shares are reserved for issuance pursuant to outstanding options as of March 15, 2004.

        Our board of directors recommends that the shareholders approve an increase in the authorized share capital of the Company in an amount of NIS 2.0 million to be divided into 10,000,000 ordinary shares, par value NIS 0.20 per share.

        The board of directors believes that an increase in the share capital is in the best interests of the Company.

        Israeli law and our articles of association require the affirmative vote or our shareholders to effect an increase in the authorized share capital of the Company. Following this increase, if approved by the shareholders at the meeting, the total authorized capital of the Company will be NIS 7.5 million, divided into 37,500,000 ordinary shares, par value NIS 0.20 per share.

PROPOSAL NO. 5

        At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED,to increase the authorized share capital of the Company to NIS 7,500,000 and the number of authorized ordinary shares of the Company to 37,500,000 shares, NIS 0.20 par value per share.

RESOLVED FURTHER, to replace Article 4(a) of the Company’s Articles of Association such that Article 4(a) shall read as follows:

“The authorized share capital of the Company is NIS 7,500,000 divided into 37,500,000 (thirty-seven million five hundred thousand) ordinary shares, par value NIS 0.20 per share.”

RESOLVED FURTHER, to amend Section 4 of the Memorandum of Association to reflect the changes in share capital described above.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

VII.	APPROVAL OF AN AMENDMENT TO THE DIRECTORS’ COMPENSATION.

        The members of the board of directors (excluding the current Chairman of the Board of Directors) who are not employees of the Company currently receive annual compensation in the amount of $10,000 plus $300 for each board or committee meeting attended, provided that the board member is a member of such committee.

        The board of directors will present at the Meeting for shareholder approval a resolution of the board of directors authorizing an amendment to the payment of remuneration to the directors of the Company (excluding the current Chairman of the Board of Directors) who are not employees of the Company, such that each director shall receive an additional $300 for each board or committee meeting attended which extends beyond four hours.

PROPOSAL NO. 6

        At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED,that the proposed amendment to remuneration for the members of the board of directors (excluding the current Chairman of the Board of Directors) who are not also employees of the Company presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated March 26, 2004, be, and hereby is, approved.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented

VIII.	APPROVAL OF A CLARIFICATION OF THE CONSULTING AGREEMENT BETWEEN THE COMPANY AND A COMPANY CONTROLLED BY THE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY.

        At the prior general meeting of shareholders, the shareholders of the Company approved a consulting agreement with Israel Literage & Supply Co. Ltd. (the “Consultant”), a company under the ownership and control of Mr. Shlomo Rodav, our chairman of the board of directors, stating that the agreement includes, among other benefits, an entitlement by the Consultant to an annual bonus of 2.5% of the net profits of the company or, if there are no profits, a bonus to be determined by the board of directors and subject to the approval of the shareholders. The Company believes that provision concerning the annual bonus as disclosed in the proxy statement distributed for the past annual general meeting, requires clarification. Specifically, the agreement states that the annual bonus is to be based upon the net after tax profits of the Company and is to be paid annually beginning with the calendar year 2003. The board of directors will present at the Meeting for shareholder approval a resolution to approve the clarification that the aforementioned bonus is to be calculated based upon the net after tax profits of the Company. The Company has determined that the net after tax profits of the Company are calculated based upon the net after tax income of the Company. In addition, the bonus is to be paid with respect to each calendar year, and for 2003, for the full calendar year.

PROPOSAL NO. 7

        At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED,that the clarification of the consulting agreement with Israel Literage & Supply Ltd. presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated March 26, 2004, be, and hereby is, approved.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

IX.	APPPOINTMENT OF INDEPENDENT AUDITORS

        Our board of directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders. Our board of directors further recommends that the shareholders authorize the board of directors to determine the basis of such firm’s compensation.

PROPOSAL NO. 8

        At the Meeting, our board of directors will propose that the following resolution be adopted:

“RESOLVED,that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, be, and they herby are, reappointed as independent auditors for the Company until the next annual general meeting of the company’s shareholders; and that the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the independent auditors.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

X.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the board of directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

April 29, 2004

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 8. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
(1) RESOLVED, that the Auditors' Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003, be, and the same hereby are, and each hereby is, received and considered.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(2) RESOLVED, to replace the first sentence of Article 39)f) of the Company's Articles of Association, such that the first sentence of Article 39(f) shall read as follows:	FOR ☐	AGAINST ☐	ABSTAIN ☐

"(f) In addition to the election of the Appointed Directors, the majority of the shareholders represented in person or by proxy at the Annual General Meeting will elect Directors, including Outside Directors as required by the Law, such that the total number of directors (including the Appointed Directors) actually appointed shall be not more than nine and not less than 5."

(3) RESOLVED, that the election of each of the nominees for election to the board of directors, as presented to the Meeting of Shareholders and described in the Company's Proxy Statement dated March 26, 2004, be, and hereby is, approved.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(4) RESOLVED, that the Company continue to maintain directors' and officers' insurance policies, with the coverage amount of $10 million for the period beginning March 6, 2004 and ending March 5, 2005, and continuing	FOR ☐	AGAINST ☐	ABSTAIN ☐
thereafter year-after-year per renewal of the same or substantially similar insurance policy at substantially the same coverage, which policy shall insure all directors and officers as may be serving from time to time, including directors and officers whose service has terminated for any reason, against any insurable event deriving from or connected to their service as directors or officers in the Company at any time during their service in the Company, provided that such insurance coverage is permitted by law.

(5) RESOLVED, to increase the authorized share capital of the Company to NIS 7,500,000 and the number of authorized ordinary shares of the Company to 37,500,000 shares, NIS 0.20 par value per share.	FOR ☐	AGAINST ☐	ABSTAIN ☐

RESOLVED FURTHER, to replace Article 4(a) of the Company's Articles of Association such that Article 4(a) shall read as follows: "The authorized share capital of the Company is NIS 7,500,000 divided into 37,500,000 (thirty-seven million five hundred thousand) ordinary shares, par value NIS 0.20 per share."
RESOLVED FURTHER, to amend Section 4 of the Memorandum of Association to reflect the changes in share capital described above.

(6) RESOLVED, that the proposed amendment to remuneration for the members of the board of directors (excluding the current Chairman of the Board of Directors) who are not also employees of the Company presented to the Meeting of Shareholders and described in the Company's Proxy Statement dated March 26, 2004, be, and hereby is, approved.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(7) RESOLVED, that the clarification of the consulting agreement with Israel Literage & Supply Ltd. presented to the Meeting of Shareholders and described in the Company's Proxy Statement dated March 26, 2004, be, and hereby is, approved.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(8) RESOLVED, that Kost, Forer, Gabbay & Kaslerer, a member of Ernst & Young Global, be, and they hereby are, reappointed as independent auditors for the Company until the next annual general meeting of the company's shareholders; and that the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the independent auditors.	FOR ☐	AGAINST ☐	ABSTAIN ☐
To change the address on you account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	__________________	Date	__________________	Signature of Shareholder	__________________	Date	__________________

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

GILAT SATELLITE NETWORKS LTD

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

APRIL 29, 2004

        KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Mr. Shlomo Rodav as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Gilat Satellite Networks Ltd. (the "Company") registered in the name of the undersigned, at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel on April 29, 2004 at 10:00 a.m. local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as indicted by the shareholder on the reverse side. IN THE ABSENCE OF SUCH INDICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD.

Only proxies received by the Company at its mailing address below, no later than 12:00 p.m., New York City time on April 27, 2004, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)